Exhibit 99.1

On December 23, 2025, Santech Holdings Ltd. (“Santech” or the “Company”) (NASDAQ: STEC) announced that it has officially changed its name to BitVentures Limited. In connection with the name change, the Company will change its ticker symbol from “STEC” to “BVC” on Nasdaq, effective Wednesday, December 24, 2025.

This corporate rebrand is an integral part of the Company’s ongoing strategic transformation. The Company believes that the new name aligns well with the Company’s vision and focus on developing and investing in early-stage technology ventures.

About BitVentures Limited

BitVentures Limited (NASDAQ: STEC; BVC) is a technology-focused company. The Company is actively developing technology businesses in verticals including e-commerce, digital assets, consumer healthcare, and other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures. For more information, please visit https://ir.bitventures.io.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com